Indosat Submits Audited Financial Results

For the Full Year Ended December 31, 2012

The Company Posts a 9.1% Year on Year Increase in EBITDA, and 11.5% Year on Year Increase in Cellular Revenue

Jakarta, Indonesia, May 1, 2013: PT Indosat Tbk (“Indosat” or the “Company”) (Ticker: ISAT: IDX, IIT: NYSE) is pleased to announce that the Company has filed its audited consolidated financial statement for the full year ended December 31, 2012 with the appropriate capital market authorities. A full review of the results is available on the Company’s website at www.indosat.com.

The Company recorded a 9.2% year-on-year growth for the period in consolidated operating revenues, delivering total revenues of IDR22.4 trillion for the full year 2012. EBITDA grew 9.1% to IDR 10,540.0 billion (FY 2011: IDR 9,664.0 billion), implying an EBITDA margin of 47.0%. Expenses increased by 10.7% for the year, primarily driven by higher cost of service, depreciation and amortization, marketing, and general & administration, offset by lower personnel costs. Indosat’s cellular, fixed data (MIDI) and fixed voice businesses contributed 82%, 13% and 5% respectively to the Company’s consolidated operating revenue.

Financial Highlights:

	Quarterly Analysis			Year on Year Analysis
	4Q 2012	4Q 2011	% change	FY 2012	FY 2011*	% change
Revenues (IDRbn)	5,909.8	5,180.2	14.1	22,418.8	20,529.3	9.2
Cellular* (IDRbn)	4,838.8	4,011.7	20.6	18,489.3	16,587.4	11.5
Non-Cellular (IDRbn)	1,071.0	1,168.5	(8.3)	3,929.5	3,941.9	(0.3)
Expenses *(IDRbn)	6,566.6	4,527.5	45.0	19,228.8	17,365.0	10.7
Operating Profit (IDRbn)	(656.8)	652.7	(200.6)	3,190.0	3,164.3	0.8
Other Expense – net* (IDRbn)	(672.7)	(851.6)	(21.0)	(2,728.4)	(1,832.9)	48.8
EBITDA** (IDRbn)	2,893.0	2,418.2	19.6	10,540.0	9,664.0	9.1
EBITDA Margin (%)	49.0%	46.7%	2.3ppt	47.0%	47.1%	(0.1)ppt
Profit For the Year Attributable to Owners of the Company (IDRbn)	(1,253.2)	(78.7)	1,492.2	375.1	968.7	(61.3)
Cash-out Capex (IDRbn)	1,321.5	2,102.9	(37.2)	5,789.0	6,058.4	(4.4)
Total Debt (IDRbn)	21,988.3	23,405.9	(6.1)	21,988.3	23,405.9	(6.1)
Total Obligation Under Financial Lease (IDRbn)	3,374.1	825.8	308.6	3,374.1	825.8	308.6
Total Cellular Customers (mn)	58.5	51.7	13.1	58.5	51.7	13.1
ARPU (IDR thousand)	26.8	25.2	6.5	27.4	28.4	(3.5)
ARPM (IDR)	119	152	(21.9)	127	157	(19.2)
MoU (minutes / sub)	110.8	90.3	22.8	104.4	94.9	10.0
Data traffic (TB)	4,500	2,841	58.4	15,194	9,671	57.1
SMS traffic (mn)	73	63	14.6	268	257	4.4
BTS (Total)	21,930	19,253	13.9	21,930	19,253	13.9
2G BTS	17,334	15,816	9.6	17,334	15,816	9.6
3G BTS	4,596	3,437	33.7	4,596	3,437	33.7

•

Earnings per share decreased by 61.3% compared to last year from IDR178.3 in FY 2011 into an earning per share in FY 2012 of IDR69.0. This decreased mainly was caused by higher loss on foreign exchange and higher financing costs.

•

Indosat decreased its total debt during the period from December 31, 2011 to December 31, 2012 by 6.1% after repaying Syndicated US$ Loan installment of US$72.0 million, SEK Loan Tranche A, B & C installments of US$45.0 million, HSBC Coface and Sinosure of US$20.1 million, 9-Year Commercial Loan installment from HSBC of US$4.1 million, BCA loan and Mandiri Loan of IDR1.0 trillion each, RCF Mandiri Facility net repayment of IDR1.2 trillion, RCF BCA Facility net repayment of IDR500.0 billion, Indosat Bond II Seri B of IDR200.0 billion, Niaga Credit Facility of IDR22.5 billion and Lintasarta Limited Bonds I and II of IDR42.0 billion. Debt issuance during the period are Indosat Bond VIII of IDR2.7 trillion, Sukuk Ijarah V of IDR300.0 billion, and RCF BSMI Facility net drawdown of IDR100.0 billion.

Operational Highlights:

•

Cellular revenues grew at an annualized rate of 11.5%, supported by continued growth in the cellular customer base, which stood at 58.5m customers at the end of FY 2012.

•

Cellular ARPU declined by 3.5% year on year, predominantly as a result of the 13.1% increase in the customer base over the same period last year, which contributed mainly from youth segment with low ARPU profile.

*

Including the restatement due to retrospective application of lease transaction under PSAK 30 (revised 2011), service concession arrangements under ISAK 16 and service concession arrangements disclosures under ISAK 22 effective January 1, 2012.

**

EBITDA (earnings before interest, taxes, depreciation and amortization) is a non-GAAP measure that management believes is a useful supplemental measure of cash available prior to debt service, capital expenditures and income tax. Investors are cautioned that EBITDA should not be construed as an alternative to net income determined in accordance with GAAP as an indicator of the Company’s performance or to cash flows from operations as a measure of liquidity and cash flows. EBITDA does not have a standardized meaning prescribed by GAAP. The Company’s method of calculating EBITDA may differ from the methods used by other companies and, accordingly, it may not be comparable to similarly titled measures used by other companies.

Related to FY 2012 figures, there are additional audit adjustments mainly on: The cellular revenue decreased by IDR273.2 billion due to the adjustment to reclassify the dealer incentive from marketing expense by IDR258.0 billion and additional discount from realization of deferred discount – net by IDR15.2 billion. For the comparative purposes, Indosat adjusted the prior year dealer incentives presentation from marketing expense to reduction of cellular revenue; The non-cellular revenue decreased by IDR26.5 billion due to adjustment for implementation of ISAK

16 – Service Concession Arrangement for Lintasarta’s USO Project, Lintasarta applied ISAK 16 retrospectively resulting in adjustments in prior year revenue; Operating expense decreased by IDR278.8 billion also due to reclassification of dealer incentives and application of

ISAK 16.

Related to FY 2011 figures, there are additional audit restatement adjustments mainly on: The cellular revenue increased (decreased) by

(Rp168.0 billion) and Rp4.5 billion due to the impact of dealer incentives above; The non-cellular revenue increased by IDR115.9 billion due to the application of ISAK 16 retrospectively; Operating expense increased by IDR118.7 billion due to reclassification of dealer incentives and application of ISAK 16.

For further information please contact:

Investor Relations

Corporate Secretary

Tel:

62-21-30442615

Tel:

62-21-30442614

Fax :

62-21-30003757

Fax:

62-21-30003754

Email :

investor@indosat.com

Website :

www.indosat.com

About Indosat

Indosat is the leading telecommunication and information operator in Indonesia which provides cellular, fixed line, data communication and internet. In end 2011, it has more than 50 million cellular customers through its brands, Indosat Mobile, IM3, Mentari and Indosat Internet. Indosat operates IDD services with access code 001, 008 and Flatcall 01016. And it also offers corporate solution services supported by integrated telecommunication networks throughout Indonesia. Indosat is the subsidiary of Ooredoo (formerly known as Qtel Group with the legal name: Qatar Telecom Q.S.C.). Indosat shares are listed in Indonesia Stock Exchange (IDX:ISAT) and in the form of American Depositary Shares in New York Stock Exchange (NYSE:IIT).

Disclaimer

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration.  Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements.  The Company does not intend to register any part of the offering in the United States.

Ends